Exhibit 99.1

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED	(ASX:PRR)

ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Ms Lucy Turnbull

Date of Last Notice:	19.06.2013

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest	Director related entities
(including registered holder)	Turnbull & Partners Pty Ltd
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	18 June 2013

No. of securities held prior to change		Shares	Options
	Direct	17,034,576	14,258,644
	Indirect	725,000	68,750

	Total	17,759,576	14,327,394

Class	Listed options

Number acquired		Shares	Options
	Direct	—	—
	Indirect	—	112,500

	Total	—	112,500

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Number disposed		Shares	Options
	Direct	—	—
	Indirect	—	—

	Total	—	—

Value/Consideration	AUD 2,250
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change		Shares	Options
	Direct	17,034,576	14,258,644
	Indirect	725,000	181,250

	Total	17,759,576	14,439,894

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquiring 112,500 listed options at AUD 0.02 each

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A

Nature of interest

Name of registered holder
(if issued securities)

Date of change

No. and class of securities to which interest related prior to change
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration
Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?

If prior written clearance was provided on what date was this provided?

05.07.2013

+	See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Prima BioMed Limited

ABN 90 009 237 889

EXPLANATION FOR LATE LODGEMENT OF CHANGE IN DIRECTOR’S INTEREST NOTICE

Having regard to ASX Listing Rules 3.19A and 3.19B and Guidance Note 22: “Director Disclosure of Interests and Transactions in Securities - Obligations of Listed Entities”, the Company makes the following submissions in relation to the late lodgement of the Change of Director’s Interest Notice:

1.	Explanation for late lodgement of Appendix 3Y

The Appendix 3Y was not lodged within 5 business days after the change of the Director’s interest (i.e. by 25 June 2013) due to the delay in the director’s brokerage custodian platform informing the director of the allocation of an additional AUD 2,250 worth of PRRO options indirectly held by the Director. This allocation of PRRO options arose from the director’s participation in the Company’s Options Entitlement Offer. The majority of the Director’s PRRO allocation (i.e. AUD 86,547.88 worth) was previously disclosed in the Appendix 3Y, released on 19 June 2013.

The Company confirms that it is aware of and understands its obligations under the Corporations Act 2001 (Cth) and ASX Listing Rules, in particular the obligations under Listing Rules 3.19A and 3.19B.

2.	Arrangements in place between the Company and its Directors to ensure that it is able to meet its minimum disclosure obligations under Listing Rule 3.19A

The Company considers that it has the necessary education, reporting and notification policies in place to ensure compliance with the disclosure obligations under Listing Rule 3.19A. The Company ensures that all Directors are notified of their obligations to inform the Company of any changes in their relevant interests at the time of their appointment.

The Directors are aware of their obligations to inform the Company Secretary of all information necessary for the Company to comply with its obligations under listing rule 3.19A.

3.	Additional steps being considered by the Company to ensure compliance with listing rule 3.19B

The Company considers its current arrangements are adequate for ensuring timely notification. However, the Company will continue to review and update its policies as and when appropriate.

Deanne Miller

Company Secretary

+	See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3